

Mail Stop 3561

August 1, 2016

Thomas W. Reedy
Chief Financial Officer
Carmax, Inc.
12800 Tuckahoe Creek Parkway
Richmond, VA 23238

      Re: **Carmax, Inc.**
              Form 10-K for the Fiscal Year Ended February 29, 2016
              Filed April 22, 2016
              File No. 1-31420

Dear Mr. Reedy:

     We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                                          Sincerely,

                                                        /s/ William H. Thompson

                                                        William H. Thompson
                                                        Accounting Branch Chief
                                                        Office of Consumer Products

cc: Mac Stuckey, Vice President and Deputy General Counsel